Exhibit II 1(f)

OMX Nordic Exchange Copenhagen

Announcement no. 21/2010

Initiation of redemption of shares

Copenhagen, 21 July 2010. Deltek, Inc. has by letter of 21 July 2010 informed that Deltek, Inc. has decided to redeem the remaining shareholders in Maconomy A/S pursuant to sections 70-72 of the Danish Companies Act. Deltek, Inc. has further requested Maconomy A/S to distribute Deltek, Inc.’s announcement with a request to the remaining shareholders to transfer their shares in Maconomy A/S to Deltek, Inc within 4 weeks. The announcement is attached to this stock exchange announcement and Maconomy A/S will, in accordance with section 70(1) of the Danish Companies Act, today forward the announcement to the shareholders.

Supplement: The announcement regarding redemption from Deltek, Inc. is enclosed with this announcement.

Hugo Dorph

CEO

For additional information on this announcement, please contact:

Hugo Dorph, CEO, tel. +45 35 27 79 00, e-mail: hdo@maconomy.com

Jan Muurmand, FD, tel. +45 35 27 24 55, e-mail: jm@maconomy.com

This announcement has been prepared in Danish and English. The Danish version is to be considered the original version for official purposes and in case of any discrepancies between the two versions the Danish version shall prevail.

Maconomy A/S

Vordingborggade 18-22	Tlf. (+45) 3527 7900	CVR-nr. 13703973

DK-2100 København Ø	Fax (+45) 3527 7910	www.maconomy.com